Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 333-111280, 333-111281, and 333-111282) of our reports dated March 29, 2006, except for Notes 1, 2, 5 and 13 as to which the date is September 14, 2006, with respect to the consolidated financial statements and schedule of Conn's, Inc., and our report dated March 29, 2006, except for the effects of the material weakness described in the sixth paragraph of such report, as to which the date is September 14, 2006, with respect to Conn’s, Inc. management’s revised assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Conn's, Inc., included in this Form 10-K /A.

Ernst & Young LLP

Houston, Texas
September 14, 2006